

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

<u>Via E-mail</u>
Kari Stenslie
Chief Financial Officer
First Financial Northwest, Inc.
201 Wells Avenue South
Renton, WA 98057

  Re: **First Financial Northwest, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed March 9, 2012
     Form 10Q for the Quarterly Period Ended March 31, 2012
     Filed May 10, 2012
     Form 10Q for the Quarterly Period Ended June 30, 2012
     Filed August 7, 2012
     File No. 001-33652

Dear Ms. Stenslie:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ John P. Nolan

       John P. Nolan
       Senior Assistant Chief Accountant